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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2003 DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03014439

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48568

FACING PACE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. FEB 2 8 2003 526

NAME OF BROKER-DEALER: Legacy Capital Fund, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
39179
FIRM ID. NO.

433 Metairie Road, Suite 405
(No. and Street)

Metairie	LA	70005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles D. Porter — 504-837-3450
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name- *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200	Metairie	LA	70005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Sec 1410 (3-91) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

KY

OATH OR AFFIRMATION

I, Charles D. Porter ,swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Legacy Capital Fund, Inc. as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Designated Principal
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEGACY CAPITAL FUND, INC.

December 31, 2002

Audits of Financial Statements

December 31, 2002
and
December 31, 2001

CONTENTS

Independent Auditor's Report	1
Statements of Financial Condition	2
Statements of Income (Loss)	3
Statements of Changes in Stockholders' Equity	4
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	5
Statements of Cash Flows	6
Notes to Financial Statements	7 - 8
Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	10
Schedule IV - Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts	10
Independent Auditor's Report on Internal Control	11 - 12

LaPorte
Sehrt
Romig
&
Hand
Certified Public Accountants & Consultants

The Board of Directors
Legacy Capital Fund, Inc.

Independent Auditor's Report

We have audited the accompanying statements of financial condition of **Legacy Capital Fund, Inc.** as of December 31, 2002 and 2001, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Legacy Capital Fund, Inc.** as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaPorte, Sehrt, Romig + Hand
A Professional Accounting Corporation

Metairie, LA
January 27, 2003

A Professional Accounting Corporation
110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 (504) 835-5522 FAX (504) 835-5535
724 East Boston Street Covington, LA 70433 (985) 892-5850 FAX (985) 892-5956
E-Mail Address: laporte@laporte.com Internet Address: http:/www.laporte.com/
Member of AICPA Division for CPA Firms-Private Companies Practice Section and SEC Practice Section
An Independently Owned Member of the RSM McGladrey Network

LEGACY CAPITAL FUND, INC.
STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	December 31, 2001
Cash	$ 200,240	$ 10,977
Receivable from Non-Customer	81	74
Trading Securities, at Fair Value	3,136	5,341
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $22,427 in 2002 and $15,817 in 2001	16,577	23,187
Total Assets	$ 220,034	$ 39,579

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Commitments and Contingent Liabilities	$ -	$ -
STOCKHOLDERS' EQUITY		
Common Stock - No Par Value		
1,000 Shares Authorized, Issued and Outstanding	8,000	8,000
Retained Earnings	212,034	31,579
Total Stockholders' Equity	220,034	39,579
	$ 220,034	$ 39,579

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
STATEMENTS OF INCOME (LOSS)

	For The Years Ended December 31, 2002	2001
REVENUES		
Investment Banking	$ 1,064,431	$ 414,728
Other Fees	218,672	134,687
Interest Income	3,069	2,532
Total Revenues	1,286,172	551,947
EXPENSES		
Professional and Management Services	1,015,848	902,000
Investment Losses	2,206	79,740
Other Operating Expenses	15,663	39,267
Total Expenses	1,033,717	1,021,007
NET INCOME (LOSS)	$ 252,455	$ (469,060)

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock	Retained Earnings	Total
BALANCE - DECEMBER 31, 2000	$ 8,000	$ 500,639	$ 508,639
Net Loss for the Year 2001	-	(469,060)	(469,060)
BALANCE - DECEMBER 31, 2001	8,000	31,579	39,579
Net Income for the Year 2002	-	252,455	252,455
Shareholder Distributions	-	(72,000)	(72,000)
BALANCE - DECEMBER 31, 2002	$ 8,000	$ 212,034	$ 220,034

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	For The Years Ended December 31, 2002	2001
Subordinated Liabilities - Beginning of Year	$ -	$ -
Increases	-	-
Decreases	-	-
Subordinated Liabilities - End of Year	$ -	$ -

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
STATEMENTS OF CASH FLOWS

	For The Years Ended December 31, 2002	2001
OPERATING ACTIVITIES		
Net Income (Loss)	$ 252,455	$ (469,060)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By Operating Activities:		
Depreciation	6,610	6,600
Investment Losses	2,206	79,740
Increase in Receivable from Non-Customer	(8)	(2)
Decrease in Receivable from Customer	-	383,056
Net Cash Provided By Operating Activities	261,263	334
FINANCING ACTIVITIES		
Distributions to Shareholders	(72,000)	-
Net Cash Used In Financing Activities	(72,000)	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	189,263	334
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,977	10,643
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 200,240	$ 10,977

The accompanying notes are an integral part of these financial statements.

LEGACY CAPITAL FUND, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE A
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS OF THE COMPANY

LEGACY CAPITAL FUND, INC. is registered as a broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc., specializing in merger and acquisition transactions.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost, less accumulated depreciation computed on the modified accelerated cost recovery method over the estimated useful lives of the assets. Depreciation charged to operations amounted to $6,610 and $6,600 for the years ended December 31, 2002 and 2001, respectively.

INCOME TAXES

The Company is an S Corporation for income tax purposes. Under this election, taxable income or loss of the Company is included in the tax returns of its stockholders.

REVENUE RECOGNITION

Investment banking fees are recorded on the settlement date basis.

INVESTMENT SECURITIES

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B

RELATED PARTY TRANSACTIONS

The Company was under the management of Legacy Capital LLC, a company under common ownership, for 2002 and 2001. Management, professional and other fees paid to Legacy Capital LLC for the years ended December 31, 2002 and 2001 totaled $1,015,848 and $902,000, respectively.

NOTE C

OFF-BALANCE SHEET RISK

Periodically during the year ended December 31, 2002, the Company maintained balances in a financial institution in excess of the federally insured limit.

NOTE D

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $202,985, which was $197,985 in excess of its required net capital of $5,000. At December 31, 2001, the Company had net capital of $15,589, which was $10,589 in excess of its required net capital of $5,000. The Company's Aggregate Indebtedness to Net Capital ratio was 0 to 1 at December 31, 2002 and 2001.

LEGACY CAPITAL FUND, INC.
SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION

	December 31,	
	2002	2001
NET CAPITAL		
Total Stockholders' Equity	$ 220,034	$ 39,579
Deductions and/or Charges		
Furniture and Equipment	(16,577)	(23,187)
Net Capital Before Haircuts on Securities Positions	203,457	16,392
Haircuts on Securities	472	803
Net Capital	$ 202,985	$ 15,589
AGGREGATE INDEBTEDNESS	$ -	$ -
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required	$ 5,000	$ 5,000
Excess of Net Capital	$ 197,985	$ 10,589
Excess Net Capital at 1000%	$ 202,985	$ 15,589
Ratio: Aggregate Indebtedness to Net Capital	0 to 1	0 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31)		
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 202,985	$ 15,589
Net Capital Per Above	$ 202,985	$ 15,589

LEGACY CAPITAL FUND, INC.
SUPPLEMENTARY INFORMATION

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2002 and 2001, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2002 and 2001, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS

Legacy Capital Fund, Inc. is exempt from the reserve requirements and the related computations for the determination thereof under paragraph k(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934 as Legacy Capital Fund, Inc. carries no margin accounts in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers.

During the years ended December 31, 2002 and 2001, Legacy Capital Fund, Inc. has maintained its compliance with the conditions for exemption specified in paragraph k(2)(i) of Rule 15c3-3.

LaPorte Sehrt Romig & Hand

Certified Public Accountants & Consultants

The Board of Directors
Legacy Capital Fund, Inc.

Independent Auditor's Report on Internal Control

In planning and performing our audit of the financial statements of **Legacy Capital Fund, Inc.** for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by **Legacy Capital Fund, Inc.** including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for, which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A Professional Accounting Corporation
110 Veterans Memorial Boulevard, Suite 200, Metairie, LA 70005-4958 (504) 835-5522 FAX (504) 835-5535
724 East Boston Street Covington, LA 70433 (985) 892-5850 FAX (985) 892-5956
E-Mail Address: laporte@laporte.com Internet Address: http:/www.laporte.com/
Member of AICPA Division for CPA Firms-Private Companies Practice Section and SEC Practice Section
An Independently Owned Member of the RSM McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

LaPorte, Sehrt, Romig & Hand
A Professional Accounting Corporation

Metairie, LA
January 27, 2003